UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G Under the Securities Exchange Act of 1934 (Amendment No. 1 )*
Carvana Co.
(Name of Issuer)
Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
146869102
(CUSIP Number)
December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)
__________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 146869102	13G	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
Ernest C. Garcia, III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,847,859 shares(a)
	6	SHARED VOTING POWER
12,052,000 shares(b)
	7	SOLE DISPOSITIVE POWER
3,847,859 shares(a)
	8	SHARED DISPOSITIVE POWER
12,052,000 shares(b)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,899,859 shares (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
34.8% (c) (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions)
IN
(a) These shares include 3,664,526 shares of Class A common stock that are issuable in exchange for Class A common units in Carvana Group, LLC (“Class A Units”).
(b) These shares are held directly by the Ernest Irrevocable 2004 Trust III (the “Trust”) and include 11,952,000 shares of Class A common stock issuable in exchange for Class A Units. The Reporting Person is the Co-Administrative Trustee and Co-Investment Trustee of the Trust and therefore shares voting and dispositive power over the shares held directly by the Trust.
(c) The percentage is calculated using 45,682,815 shares of the Issuer’s Class A common stock outstanding as of April 25, 2018, as reported in the Issuer’s Registration Statement on Form S-1 filed with the United States Securities and Exchange Commission (the “SEC”) on April 23, 2018, and includes 30,066,289 shares of Class A common stock and 15,616,526 shares of Class A common stock issuable in exchange for Class A Units beneficially owned by Mr. Garcia. The percentage assumes the conversion of all Class A Units beneficially owned by Mr. Garcia into shares of Class A common stock, in accordance with Rule 13d-3 of the Act.

CUSIP No. 146869102	13G	Page 3 of 6 Pages

Explanatory Note
Pursuant to the terms of the Trust, the Reporting Person became the Co-Administrative Trustee and Co-Investment Trustee of the Trust on his 35th birthday, May 15, 2017.  As a result, the Reporting Person acquired beneficial ownership of the securities held by the Trust 60 days prior to such date.  The securities held by the Trust were inadvertently omitted from the Schedule 13G originally filed with the SEC on February 12, 2018 (the “Schedule 13G”), and this Amendment No. 1 is being filed solely for the purpose of adding those additional securities.  The Schedule 13G is hereby amended and restated by this Amendment No. 1.

Item 1(a)    Name of Issuer:
Carvana Co. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:
1930 W. Rio Salado Parkway, Tempe, Arizona 85281.

Item 2(a)	Name of Person Filing:
This Schedule 13G is filed by Ernest C. Garcia, III (the “Reporting Person”).
The Reporting Person is a citizen of the United States of America.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
The principal business address of the Reporting Person is as follows:
c/o Carvana Co.
1930 W. Rio Salado Parkway
Tempe, Arizona 85281

Item 2(c)	Citizenship:
See response to Item 4 of the cover page and Item 2(a) above.

Item 2(d)	Title of Class of Securities:
Class A common stock, par value $0.001 per share (“Class A Common Stock”).

Item 2(e)	CUSIP Number:
146869102.

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

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(c) ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not applicable.
Item 4        Ownership:

(a)	Amount beneficially owned as of the date hereof:

See response to Item 9 on the cover page.

Pursuant to the Fourth Amended and Restated Limited Liability Company Agreement of Carvana Group, LLC and an Exchange Agreement that the holders of Class A Units entered into with the Issuer, the Reporting Person is entitled from time to time at his option to exchange Class A Units (together with shares of his Class B common stock), for shares of Class A Common Stock on a five-to-four basis (or, at the Issuer’s discretion, for cash).
The Reporting Person beneficially owns (i) 283,333 shares of Class A Common Stock, 100,000 of which are held directly by the Trust, and (ii) 15,616,526 shares of Class A Common Stock issuable upon exchange of Class A Units, 11,952,000 of which are issuable upon exchange of Class A Units held directly by the Trust. The Reporting Person is the Co-Administrative Trustee and Co-Investment Trustee of the Trust and therefore shares voting and dispositive power with respect to the securities held directly by the Trust.

(b)	Percent of class: See response to Item 11 on the cover page.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See responses to Item 5 on the cover page and Item 4(a) above.

(ii)	shared power to vote or to direct the vote: See responses to Item 6 on the cover page and Item 4(a) above.

CUSIP No. 146869102	13G	Page 5 of 6 Pages

(iii)	sole power to dispose or to direct the disposition of: See responses to Item 7 on the cover page and Item 4(a) above.

(iv)	shared power to dispose or to direct the disposition of: See responses to Item 8 on the cover page and Item 4(a) above.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  May 4, 2018

By:	/s/ Ernie Garcia, III
Name:	Ernie Garcia, III